Resignation of Director of Chohung Bank

On November 9, 2005, Chohung Bank (the “Bank”), one of our bank subsidiaries, announced that it accepted the official letter of resignation from the following member of Board of Directors (the “Board”) of the Bank.

Name	Position	Director Since

Yong Sung Park	Outside Director	March 30, 2005

With the resignation of Mr. Park, Chohung Bank has 6 remaining Board members consisting of 2 executive directors and 4 outside directors.